Document unique de vote par correspondance ou procuration

Form of proxy and vote by mail

+IMPORTANT : avant d’exercer votre choix, veuillez prendre connaissance des instructions situées au verso / Before selecting, please see instructions on reverse side

QUELLE QUE SOIT L’OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A ú Je désire assister à cette assemblée et demande une carte d’admission : dater et signer au bas du formulaire / I wish to attend the shareholders’ meeting and request an admission card : date and sign at the bottom of the form.
B ú J’utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l’une des 3 possibilités offertes / I prefer to use the postal voting form or the proxy form as specified below.
FLAMEL TECHNOLOGIES Société Anonyme au capital de 3.099.662 € Siège social : Parc Club du Moulin à Vent 33, avenue du Docteur Georges Lévy 69693 VENISSIEUX – France 379 001 530 R.C.S. LYON

ASSEMBLEE GENERALE MIXTE
ORDINAIRE ET EXTRAORDINAIRE
du 20 juin 2013 (à 11 heures au siège social) sur 1ère convocation ou du 3 juillet 2013 sur deuxième convocation

COMBINED ORDINARY AND EXTRAORDINARY
GENERAL MEETING
of June 20, 2013 (at 11.00 am. at the registered office)(1st calling) or July 3, 2013 (2nd calling)

CADRE RESERVE / For Company’s use only Identifiant / Account Nombre d’actions / Number of shares Nombre de voix / Number of voting rights

ú JE VOTE PAR CORRESPONDANCE / I VOTE BY POST Cf. au verso renvoi (3) — See reverse (3)

ú JE DONNE POUVOIR AU PRESIDENT DE L’ASSEMBLEE GENERALE

Date et signer au bas du formulaire sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

Date and sign the bottom of the form without completing it

Cf. au verso renvoi (2) – See reverse (2)

ú JE DONNE POUVOIR A :

(soit le conjoint, soit un autre actionnaire – cf. renvoi (2) au verso – pour me représenter à l’assemblée

/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder – see reverse (2) — to represent me at the above-mentioned meeting.

M., Mme ou Mlle / Mr., Mrs. or Miss :

__________________________________________

Adresse/Address :____________________________

__________________________________________

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d’administration, à l’EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m’abstiens.

I vote FOR all the draft resolutions presented or approved by the Board of Directors EXCEPT those indicated by a shaded box – like this ■ for which I vote against or abstain.

Sur les projets de résolutions non approuvés ou non agréés par le Conseil d’administration, je vote en noircissant comme ceci ■ la case correspondante à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice – like this■.

1 2 3 4 5 6 7 □ □ □ □ □ □ □ 8 9 10 11 12 13 14 □ □ □ □ □ □ □ 15 16 17 20 □ □ □ □	Oui/ Non/No Yes Abst/Abs 18 □ □ 19 □ □

Nom, Prénom, Adresse de l’actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)

/ Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) – See reverse (1)

__________________________________________________________

__________________________________________________________

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / If amendments or new resolutions are presented during the meeting :

— Je donne pouvoir au Président de l’A.G. de voter en mon nom / I appoint the Chairman of the meeting to vote on my behalf                                                                                           ú

— Je m’abstiens (l’abstention équivaut à un vote contre) / I abstain from voting (is equivalent to a vote against …………………………………………………………………………………………………………….………...ú

— Je donne procuration (cf. au verso renvoi (2)) à M., Mme ou Melle _________________________________ pour voter en mon nom / I appoint (see reverse (2)) Mr., Mrs. or Miss / to vote on my behalf. ………………………………………………………..ú

Date et signature : ______________________________________________

Pour être prise en considération, toute formule doit parvenir au plus tard : in order to be considereed, this completed form must be returned at the latest :	Sur 1ère convocation / on 1st notification AGO- AGE / ordinary meeting / extraordinary meeting	Sur 2ème convocation / on 2nd notification AGO- AGE /ordinary meeting / extraordinary meeting 01 juillet 2013 /July 01, 2013
A la SOCIETE / to the Company	17 juin 2013 / June 17, 2013

UTILISATION DU DOCUMENT

A.	L’actionnaire désire assister personnellement à l’assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B.	A défaut, l’actionnaire peut utiliser le formulaire de vote (*). Dans ce cas, il doit, au recto du document, cocher la case B et choisir l’une des trois possibilités :

— Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)

— Donner pouvoir au Président de l’Assemblée Générale (dater et signer au bas du formulaire sans remplir)

— Donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire)

QUELLE QUE SOIT L’OPTION CHOISIE la signature de l’actionnaire est indispensable

(1) Le signataire est prié d’inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d’imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.

Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.

Si le signataire n’est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.

Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. R 225.77 §3 du Code de commerce).

VOTE PAR CORRESPONDANCE

(3) Art. L 225-107 du Code de Commerce (extrait) :

« Tout actionnaire peut voter par correspondance, au moyen d’un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n’est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l’Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs. »

Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.

Dans ce cas, il vous est demandé :

Pour les projets de résolutions proposées ou agréés par le Conseil d’Administration ou le Directoire ou la Gérance :
- soit de voter « oui » pour l’ensemble des résolutions en ne noircissant aucune case,

- soit de voter « non » ou de vous « abstenir » (ce qui équivaut à voter « non ») sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

Pour les projets de résolutions non agréés par le Conseil d’Administration ou le Directoire ou la Gérance :

- de voter résolution par résolution en noircissant la case correspondant à votre choix,

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l’assemblée, il vous est demandé d’opter entre 3 solutions (pouvoir au Président de l’Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix.

POUVOIR AU PRESIDENT DE L’ASSEMBLEE GENERALE OU POUVOIR A UNE PERSONNE DENOMMEE

(2) Art. L 225-106 du Code de Commerce (extrait) :

« Un actionnaire peut se faire représenter par un autre actionnaire, par son conjoint ou par le partenaire avec lequel il a conclu un pacte civil de solidarité. »

Tout actionnaire peut recevoir les pouvoirs émis par d’autres actionnaires en vue d’être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne tant en son nom personnel que comme mandataire. Avant chaque réunion de l’Assemblée Générale des actionnaires, le Président du Conseil d’Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l’article L. 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l’Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l’article L. 225-23 ou de l’article L. 225-71, l’Assemblée Générale ordinaire doit nommer au Conseil d’Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d’entreprise détenant des actions de la société.

Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.

Pour toute procuration d’un actionnaire sans indication de mandataire, le Président de l’Assemblée Générale émet un vote favorable à l’adoption de projets de résolutions présentés ou agréés par le Conseil d’Administration ou le Directoire, selon le cas, et un vote défavorable à l’adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l’actionnaire doit faire choix d’un mandataire qui accepte de voter dans le sens indiqué par le mandant.

(*) Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art R 225-81 du Code de Commerce) : ne pas utiliser à la fois « JE VOTE PAR CORRESPONDANCE » et « JE DONNE POUVOIR A » (art R 225-81 8° CC). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d’accès et de rectification pouvant être exercé par l’intéressé.

INSTRUCTIONS FOR COMPLETION

A.	If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B.	Otherwise, the shareholder may use this form as a postal vote (*).

In this case, check box B on the front of the form and choose one of the three possibilities:

-use the postal voting form (tick the appropriate box, date and sign below)

-give your proxy to the Chairman of the meeting (date and just sign at the bottom without filling in)

-give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)

WHICHEVER OPTION IS USED the shareholder’s signature is necessary

(1) The shareholder should write his exact name and address in capital letters in the space provided: if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity’s behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy.

The forms sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. R 225-77§3 Code de Commerce).

POSTAL VOTING FORM

(3) Art L. 225-107 of Code de Commerce (extract): “A shareholder can vote by post using a postal voting form determined by law.

Any other methods are deemed to be invalid”.

Only the forms received by the Company before the meeting, within the time limit and conditions determined by law, are valid to calculate the quorum.

The forms giving non voting directions or indicating abstention are deemed to vote against.

If you wish to use the postal voting form, you must tick the box on the front of the document "I VOTE BY POST”.

In such event, please comply with the following instructions:

For the resolutions proposed or agreed by the Board, you can:

- either vote “for” all the resolutions by leaving the boxes blank

- or vote “against” or “abstention” (which is equivalent to voting against) by shading boxes of your choice,

For the resolutions not agreed by the Board, you can:

- vote resolution by resolution by shading the appropriate boxes,

In the case of amendments or new resolutions during the shareholders’ meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, abstention or proxy to another shareholder by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) Art L. 225-106 of Code de Commerce (extract): "A shareholder can have himself/herself represented by another shareholder, his/her spouse or his/her partner in a “Pacte Civil de Solidarité”"

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations other than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders’ meeting, the Chairman of the Board of Directors or the Executive Board may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders’ meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71, require the shareholders’ ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid.

When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.

(*) The text of the resolutions are in the notification of the meeting which is sent with this proxy (art R225-81 Code de Commerce) : please do not use both « I VOTE BY POST » and « I HEREBY APPOINT » (art R 225-81 8° CC). The French version of this document governs. The English translation is for convenience only.

NB : If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.